EXHIBIT B

Transactions in the Shares of the Issuer During the Last 60 Days

The following tables set forth all transactions in the Shares effected in the past sixty days by the Reporting Person. Except as noted below, all such transactions were effected in the open market through brokers and the price per share includes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row’s column Price Per Share ($) is a weighted average price. These Shares were purchased in multiple transactions at prices between the price ranges indicated in the column Price Range ($). The Reporting Person will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
11/6/2019	(500,000)	22.83	22.62 – 22.96
11/7/2019	(95,209)	23.13
11/8/2019	(54,791)	23.17
11/11/2019	(60,000)	22.95
11/12/2019	(40,000)	23.02
11/13/2019	(77,000)	23.11
12/2/2019	(170,969)	23.82	23.81 – 23.83
12/3/2019	(192,606)	23.48	23.46 – 23.49
12/4/2019	(250,000)	23.00